April 24, 2008
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 8, 2008
Form 8-K Filed October 3, 2007
File No. 1-13692
Dear Mr. Owings:
This letter is submitted by AmeriGas Partners, L.P. (the “Company”) to supplement the previous responses submitted by our counsel, Linda L. Griggs, dated April 16, 2008 and March 27, 2008 to the comments included in your letters dated April 3, 2008 and March 10, 2008 regarding the Company’s above-referenced filings.
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERIGAS PARTNERS, L.P.
By:	AmeriGas Propane, Inc., its
General Partner

By:	/s/ Jerry E. Sheridan

Jerry E. Sheridan
Vice President-Finance & Chief Financial Officer

cc.	Eugene V.N.Bissell Richard R. Eynon Linda L. Griggs, Morgan Lewis & Bockius LLP Barry J. Misthal, PricewaterhouseCoopers LLP

460 N. Gulph Road, King of Prussia, PA 19406   610-337-1000